POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE – Calgary, Alberta

TSX Venture Trading Symbol:
PMB-V OTCBB Trading Symbol: PLYPF
BERLIN Trading Symbol: A0LGDN
FRANKFURT Trading Symbol: POZ

     POLY-PACIFIC INTERNATIONAL INC.

ANNOUNCES A NON-BROKERED PRIVATE PLACEMENT

November 30, 2007 – Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) announced today that the Company closed a non-brokered private placement (“Private Placement”) of units (“Units”), subject to regulatory approval, which raised $281,700. The Company will issue 2,682,857 Units at $0.105 per Unit. Each Unit consists of one common share and one common share purchase warrant (“Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share for a price of $0.14 per share until 5:00 p.m. on that date that is twenty-four (24) months from the closing date.

The Company will pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units are subject to a four month hold period.

The proceeds of the Private Placement will be used for general working capital purposes.

Poly-Pacific is an innovator in eco-friendly solutions to Industrial waste by-products. The company is actively pursuing the reclamation of industrial polymer fibre throughout North American landfill sites.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at (250) 754-4622 or (604) 293-8885, or by fax at (604) 293-8234 or by visiting our website at www.poly-pacific.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.